Exhibit 1

Cemex reports record third quarter EBITDA

with 32% growth and material margin expansion

Monterrey, Mexico. October 26, 2023 – Cemex reported today another quarter of exceptional results, with a 9% growth in Sales and 32% increase in EBITDA, and EBITDA Margin expansion of 3.5pp to 19.9%. For the first time since the launch of Cemex’s pricing strategy in 2021, designed to regain profitability after a surge in input cost inflation, quarterly EBITDA margin exceeded our goal of recovering 2021 margins. Free cash flow after maintenance capex grew significantly, reflecting EBITDA growth and lower working capital spending. Leverage ratio stood at 2.16x, marking the third consecutive quarter of declining leverage, accelerating the path to an investment grade rating.

Results were bolstered by Cemex’s strong pricing across all markets, decelerating input cost inflation, contributions from Cemex’s growth investment strategy, and Urbanization Solutions business. In the third quarter of 2023, growth investments contributed 11% of incremental EBITDA and 10% of total EBITDA.

“2023 is proving to be an exceptional year for our company, and I am especially encouraged by our recovery of EBITDA margins to 2021 levels, a key strategic priority,” says Fernando A. González, CEO of Cemex. “The success of our pricing strategy, contribution of growth investments and our fast-growing Urbanization Solutions business, as well as decelerating cost inflation, are contributing to profitability in a very meaningful way. Importantly, we are making significant progress on our decarbonization roadmap, reducing Scope 1 and Scope 2 carbon emissions by 12% and 11%, respectively, since 2020. Prior to the introduction of our Future in Action program in 2020, a reduction of this magnitude would have taken almost 15 years”.

Cemex’s Consolidated 2023 Third Quarter Financial and Operational Highlights

•	Net Sales increased 9% to US$4,571 million.

•	EBITDA increased 32% to US$910 million.

•	EBITDA margin increased 3.5pp to 19.9%, commensurate to third quarter 2021 levels.

•	Free Cash Flow after Maintenance Capital Expenditures was US$475 million, approximately US$300 million higher YoY.

•	Leverage ratio at 2.16x, a sequential decline of almost 1/3 of a turn.

•	Growth investments accounting for 10% of total EBITDA and 11% of incremental EBITDA.

•	31% increase in EBITDA for our Urbanization Solutions business.

•	Controlling interest net income after adjusting for an extraordinary gain from the sale of assets in the prior year, was approximately $130 million lower YoY, due to higher taxes.

Geographical Markets 2023 Third Quarter Highlights

•	Net Sales in Mexico increased 21%, to US$1,361 million, while EBITDA grew 31% to US$399 million. EBITDA margin expanded 2.4pp to 29.3%.

•	Net Sales in Cemex’s operations in the United States rose 5% to US$1,394 million. EBITDA increased 36% to US$268 million, and EBITDA Margin reached 19.3%, a 4.4pp expansion.

•	In the Europe, Middle East, Africa, and Asia region, Net Sales were up 2%, to US$1,306 million. EBITDA was US$213 million, 12% higher, while EBITDA Margin increased 1.5pp to 16.3%.

•

Cemex’s operations in South, Central America, and the Caribbean region reported Net Sales of US$442 million, an 11% growth, while EBITDA rose 18% to US$105 million. EBITDA Margin increased 1.0pp, to 23.8%.

Note: All percentage variations related to Net Sales and EBITDA are on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared to the same period of last year.

All mentions to EBITDA refers to Operating EBITDA, which equals operating earnings before other income and expenses, net, plus depreciation and amortization.

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Analyst and Investor Relations - New York

Scott Pollak

+1 (212) 317-6011

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

###

Except as the context otherwise may require, references in this press release to “Cemex,” “we,” “us,” “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. This press release, and the information disclosed in the reports, documents, and event referenced in this press release, contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, or other similar terms. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from historical results or those anticipated in this press release and the reports and documents disclosed in the events referenced in this press release. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; climate change, in particular reflected in weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities, as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this press release and the reports and documents disclosed in the event referenced herein not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are yet not proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this press release and disclosed in the reports, documents, and event referenced herein is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct the information contained in this press release or the documents disclosed in the event referenced herein, or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores).

Additionally, the information contained in this press release and disclosed in the reports, documents, and event referenced in this press release contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green’, ‘social’, or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.